Basic Care Networks, Inc.
4270 Promenade Way, Suite 226
Marina Del Rey, California 90292

January 5, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549

Re:	Basic Care Networks, Inc.
Request to Withdraw Registration Statement
Registration No. 333-131811

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Basic Care Networks, Inc. (the “Company”) hereby requests the withdrawal of its registration statement on Form S-1, initially filed on February 13, 2006, and amended on August 14, 2006, Registration No. 333-112798 (the “Registration Statement”). No securities were sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

Please contact Edgar D. Park at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Very truly yours,

BASIC CARE NETWORKS, INC.

/s/ Robert S. Goldsamt
Robert S. Goldsamt
Chief Executive Officer